FOR IMMEDIATE RELEASE

May 19, 1999



                  HAMMOND, KENNEDY, WHITNEY & COMPANY, INC.
     ANNOUNCES AGREEMENT TO ACQUIRE INTEREST IN REINHOLD INDUSTRIES, INC.

      New York, NY - Hammond, Kennedy, Whitney & Company, Inc. ("HKW") announced today that a newly-formed company has entered into an agreement to acquire 49.9% of the outstanding capital stock of Reinhold Industries, Inc. ("Reinhold"), from Keene Creditors Trust for an aggregate purchase price of approximately $8.98 million. The agreement gives the new company the right to designate other persons to purchase the shares from the Trust, and it is anticipated that the shares will be purchased by certain officers and directors of HKW and by Massachusetts Mutual Life Insurance Company and two entities to which it provides investment advice. As part of the transaction, two of Reinhold's three directors will resign and Ralph R. Whitney, Jr. and Andrew McNally IV, each a director of HKW, will join the Reinhold board of directors. The transaction is expected to be completed within the next ten days.

      Reinhold is a manufacturer of advanced custom composite components and sheet molding compounds for a variety of applications in the defense, aerospace and other commercial industries. Its corporate headquarters are in Santa Fe Springs, California.

      HKW is a private equity firm with offices in New York, Chicago and Indianapolis.

      The Keene Creditors Trust was created in the bankruptcy of Keene Corporation, a former manufacturer of asbestos-containing products, for the purpose of processing and paying holders of asbestos-related bodily injury claims and asbestos-in-buildings property claims arising out of Keene products.


      For more information contact: Ralph R. Whitney, Jr., Ward S. McNally or Matthew C. Hook of HKW at (212) 867-1010.